Exhibit 99.20

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

SolarBank Corporation (the "**Company**" or "**SolarBank**")
505 Consumers Road, Suite 803
Toronto, Ontario M2J 4V8

2. **Date of Material Change**

March 1, 2023 and March 2, 2023

3. **News Release**

A news release was disseminated on March 1, 2023 via Cision announcing the closing of the initial public offering, and a subsequent release was disseminated on March 2, 2023 announcing the commencement of trading of the Company's common shares on the Canadian Securities Exchange (the "**CSE**").

4. **Summary of Material Change**

SolarBank announced the completion of its initial public offering ("**IPO**") of common shares (each, a "**Common Share**") in the capital of the Company at a price of CAD $0.75 per Common Share and the listing of the Common Shares on the CSE under the symbol "SUNN". Pursuant to the IPO, the Company sold 8,050,000 Common Shares for aggregate gross proceeds to the Company of approximately CAD $6,037,500.

5.1 **Full Description of Material Change**

On March 1, 2023, the Company announced that it has closed its IPO raising aggregate gross proceeds of $6,037,500. The Offering consisted of a total of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share.

The Common Shares were offered on a "commercially reasonable efforts" basis pursuant to an agency agreement between the Company and Research Capital Corporation (the "**Agent**") dated February 10, 2023, which has been entered into in connection with the Offering. The Agent received a cash commission of $362,250, a corporate finance fee of $35,000 and reimbursement of its expenses in connection with the Offering. In addition, the Agent received an aggregate of 483,000 agent's warrants exercisable to purchase the same number of Common Shares at a price of $0.75 per Common Share for a period of 36 months from the date of closing of the IPO. The net proceeds of the Offering are currently intended to be used for company expansion and general corporate purposes, all as further outlined in the final long form prospectus of the Company dated February 10, 2023 (the "**Final Prospectus**").

The Company previously obtained a receipt for its Final Prospectus filed with the securities regulatory authorities in Ontario, British Columbia and Alberta, in connection with the Offering. The Company also previously announced that it has received conditional approval from the CSE to list its Common Shares on the CSE, subject to fulfilling customary CSE requirements.

On March 2, 2023, the Company announced that following the successful completion IPO", the Common Shares begin trading on the Canadian Securities Exchange effective at open of market today under the ticker symbol "SUNN".

5.2 **Disclosure for Restructuring Transactions**

Not Applicable.

6. **Reliance on Section 7.1(2) of National Instrument 51-102**

Not Applicable.

7. **Omitted Information**

Not Applicable.

8. **Executive Officer**

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer
(416) 494-9559
sam.sun@solarbankcorp.com

9. **Date of Report**

March 6, 2023

Forward-Looking Information

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation, which are based upon SolarBank's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy. Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. In particular and without limitation, this material change report contains forward-looking statements pertaining to the intended use of proceeds from the IPO.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, SolarBank does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for SolarBank to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements the Final Prospectus and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The assumptions, risk factors and other factors noted in the Final Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this material change report.